WashTec AG

RECEIVED

2009 AUG 18 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

[redacted]

09046781

August 11, 2009

Re: *Washtec AG*
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **August 11th, 2009** regarding the publication of results for Q2 2009 (**"Economic downturn affects business performance in the first half of 2009 - Positive operating result in Q2 2009"**).

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. Florian Fitter